Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended and

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: First Horizon National Corporation

File Number of Filer: 001-15185

Subject Company: Capital Bank Financial Corp.

File Number of Subject Company: 001-35655

Transition News

WHO IS FIRST HORIZON?
First Horizon National Corp. is the parent company of First Tennessee Bank and FTN Financial. Our 4,300 employees provide financial services through more than 160 First Tennessee Bank locations across Tennessee and the Southeast and 28 FTN Financial offices across the U.S. Our company was founded during the Civil War in 1864 and has the 14th oldest national bank charter in the country. First Tennessee has the largest deposit market share in Tennessee and one of the highest customer retention rates of any bank in the country. FTN Financial is a capital markets industry leader in fixed income sales, trading and strategies for institutional customers in the U.S. and abroad. The First Tennessee Foundation and First Tennessee’s Community Development Fund provide $8 million each year to support nonprofit and community development organizations, and each year our employees contribute thousands of hours serving and leading organizations working to strengthen the fabric of our communities. First Horizon has been recognized as one of the nation’s best employers for more than two decades. We’ve also earned national honors as a champion of diversity and a leader in technology innovation. Our corporate website is www.FirstHorizon.com.

COMPANY OVERVIEW – OUR CORE BUSINESSES
Regional banking
With more than 160 offices – in North Carolina, South Carolina, Virginia, North Florida, our newest market of Houston, and in and around Tennessee – First Tennessee Bank has relationships with more than one in four Tennessee households and the number one deposit market share in the state. And we’re growing rapidly in our Mid-Atlantic region. We have been providing financial services in local communities since 1864 – when Abraham Lincoln was in the White House – and we are the 14th oldest national bank in the country. We celebrated our 153rd anniversary in March. We take great pride in external recognition of the personal service, commitment to our communities, advanced technology and helpful employees that set First Tennessee apart. Recent recognition includes 20 Excellence in Banking awards from Greenwich and Associates and top grades in the Phoenix-Hecht Treasury Management Quality Index. For more than a decade we’ve been recognized by InformationWeek magazine as one of the most innovative users of technology. In fact, First Tennessee was the first bank in our markets to offer mobile banking for commercial customers and mobile check deposit to consumers. Above all, our knowledgeable employees strive to be proactive and help customers manage their money and make smart financial decisions for the future.

Fixed income
Our fixed income business, FTN Financial, is an industry leader in fixed income sales, trading and strategies for institutional clients in the U.S. and abroad. With an average daily trading volume of more than $5 billion, FTN Financial conducts business with more than 5,000 institutional customers and approximately 50 percent of all U.S. banks with portfolios of more than $100 million. With 28 offices in the U.S. and abroad, FTN Financial provides investment services, balance sheet management solutions and a broad spectrum of financial services for the investment and banking communities through the integration of traditional capital markets securities activities, loan sales, portfolio advisory services and derivative sales.

The view behind teller row at First Tennessee’s corporate headquarters in Memphis

OUR PROMISE, VALUES AND CULTURE
We know a company is only as strong as its people, and by that measure First Horizon is strong indeed. We seek to attract, develop and retain the best people and empower them to serve our customers in exceptional ways. Our employee focus and our distinctive corporate culture – Firstpower – have earned us national recognition as one of the best companies to work for in America.

Our Promise

Be the best at serving our customers, one opportunity at a time

Our Values

Our company celebrates employees as our most valuable asset. In return, I embrace these values…

Accountability

I ask questions, raise issues and see things to completion.

Adaptability

I champion change because I know we must evolve to succeed.

Integrity

I exercise judgment and understanding to do the right thing.

Relationships

I work inclusively with colleagues to serve customers, strengthen communities and reward shareholders.

Our Blue Chips

Our blue chips guide our focus every day to bring the most value to our company. They help us achieve our promise and bring our values to life.

•	Be easy to do business with

•	Provide a differentiated customer experience

•	Use the bonefish to drive profitability

OUR COMMUNITIES
Support for our communities is a vital part of our company. In addition to the financial services we provide and the jobs and spending we bring to local economies, we express our corporate citizenship through a volunteer spirit and community investment. Our employees volunteered more than 23,000 hours last year, and we support their efforts through leadership grants and matching gifts. The First Tennessee Foundation and our Community Development Fund provide $8 million each year to support nonprofit and community development organizations in ways that engage our employees, respond inclusively to needs and promote progress and prosperity in our communities. Since its inception, the First Tennessee Foundation has donated more than $70 million to meet community needs. Following our merger, we will add $15 million to our Community Development Fund to support new markets.

FIRST TENNESSEE OFFERS A BROAD RANGE OF BENEFITS FOR OUR FULL-TIME EMPLOYEES INCLUDING:

•	Health Insurance

•	Dental Insurance

•	Vision Insurance

•	Flexible Dollars (company-provided, pre-tax dollars to assist with the cost of benefits)

•	Health Savings Account with company contributions (if enrolled in First Horizon health plan)

•	401k Savings Plan with company match on first 6% of eligible earnings

•	Company-provided Long-term Disability

•	Company-provided Short-term Disability

•	Company-provided Group Life Insurance

•	Supplemental Life Insurance

•	Accidental Death and Dismemberment Insurance

•	Accident and Critical Illness Insurance

•	Supplemental Long-term Disability

•	Health Care and Dependent Care Flexible Spending Accounts
•	Tuition Advance and Reimbursement

•	Adoption Reimbursement

•	Dependent Scholarships

•	Sick/Emergency Pay

•	Paid Vacation

•	Paid Holidays

•	RivalHealth Wellness program

•	Vacation Donation Program

•	Employee Relief Program

•	Classroom Visitor Program

•	Family Leave

•	Parental Leave

•	Career Development Library and Computer-based Training

•	LifeWorks OneSource – life counseling, including concierge service

•	Employee Assistance Program

•	Business Travel and Accident Coverage

You’ll receive more details on these and other benefits in the coming weeks

QUESTIONS & ANSWERS

There are many decisions to be made as we prepare to integrate our companies near the end of the year. For now, nothing will change for you or your customers. We know that understanding how you will be personally impacted by our merger will help you focus on serving your customers. We will communicate openly and honestly as decisions are made. In the coming months our human resources professionals will host sessions at various locations to help you understand First Tennessee’s benefits and culture and answer your questions. You can always email questions to Answers@FirstHorizon.com. Here are some things we know today:

What does this announcement mean?

First Tennessee and Capital Bank have agreed to merge. We will complete the merger and begin conversion late this year after we receive customary approvals from regulators and shareholders. With our merger we will become the fourth largest regional bank in the Southeast. Our combined organization will have $40 billion in assets, $30 billion in deposits, $27 billion in loans and more than 300 branches in Tennessee, North Carolina, South Carolina, Florida, Mississippi, Georgia and Texas. We will have the capabilities of a big bank with the feel of a community bank.

What happens next?

For now, nothing changes for you or your customers. After closing, all employees will move to First Tennessee benefits. You’ll receive more information about our benefits and training programs in the coming weeks. We will be thoughtful, deliberate and collaborative as we combine our companies. We will look for the best in people, processes and products to make our combined organization stronger and better for the long term.

What about my customers?

Customers can continue to do their banking as usual. For now they can use the same checks, ATMs, debit cards, branches and customer service and online channels. We will communicate changes that will impact customers with plenty of lead time as our closing nears. Please continue providing the best service possible and assure your customers that First Tennessee and Capital Bank will make them the center of our integration plans. We look forward to welcoming you and your customers to First Tennessee.

What name will we use?

All branches outside Tennessee will use the Capital Bank name and operate under First Tennessee’s charter. In Tennessee, where we were founded 153 years ago, we will use the First Tennessee name.

How will this affect my position?

We are months away from the start of integration, so it’s too early to know the impact on any individual position. As transition and integration plans develop, we will communicate regularly with employees. We do know there will be overlap in some areas, and we will look for the best people from both organizations to be part of our combined team. In some markets there is clear overlap between First Tennessee financial centers and Capital Bank branches, so some branches will be consolidated. But it’s too early to know exactly which ones. If branches are consolidated, through attrition and increased customer activity in other areas we anticipate having opportunities for nearly all branch employees. If you are displaced, the First Tennessee plan will provide severance based on job type and seniority. And remember, because our combined company will have thousands of jobs, there may be a different opportunity for you in the company.

What is it like to work for First Tennessee?

You’ll be glad to know that nine out of 10 of our employees say they’re proud to work here, and our bank tenure is among the highest in the industry. We have a strong commitment to our employees, our customers, our communities and our shareholders. For more than two decades we’ve been recognized as one of the country’s best places to work. In fact, for the past four years American Banker has named First Tennessee the best place to work among banks with more than $10 billion in assets. We’ve earned national honors for the way we serve our customers, our commitment to diversity and wellness and our innovative use of technology. We are driven by our promise to Be the best at serving our customers, one opportunity at a time, our three corporate blue chips and our unique culture we call Firstpower. You’ll learn more about all of these in the coming months.

What about the ability to advance in my career?

You’ll find many First Tennessee employees started their careers in very different jobs than they’re in today. We encourage and support you in growing your career. We provide many resources, both formal and informal, to help you advance. Growth opportunities include training classes, leadership development and mentoring programs, a robust performance management system, an educational assistance program, informational interviews, councils, project teams, community engagement projects and more. We also encourage community service as a great way for employees to learn new skills and develop broader networks.

When will my benefits move to First Tennessee?

You will continue with your current benefits until sometime after the closing of our merger. As we move you to First Tennessee benefits, we’ll provide education and other help with the transition. You will receive credit for your prior service toward First Tennessee’s benefits programs.

Does First Tennessee pay for benefits?

Many benefits are paid completely by the company, including long-term and short-term disability, company-provided life insurance and tuition assistance. The company provides a 401(k) match on 100 percent of the first 6 percent of eligible wages you contribute to the plan. Costs for other benefits, like health insurance, are shared by the company and employees. First Tennessee provides Flex Dollars to help employees pay their share of the cost. First Tennessee also has a traditional sick day plan and vacation plan that provides up to four weeks of paid vacation, depending on tenure and salary grade. You can learn more about First Tennessee’s benefits, including company contributions to Health Savings Accounts, during benefits information sessions we’ll host in the coming months.

What about my pay and officer title?

You will maintain your current base pay. If you are eligible for an incentive/bonus, you will move to First Tennessee’s incentive programs sometime after our merger closes. If you have an officer title, you will keep it after closing.

How will I learn to use First Tennessee systems?

Even after the merger closes, the integration of all systems will take several months. We will ensure everyone is fully trained before the conversion.

WE LOOK FORWARD TO WELCOMING YOU TO FIRST TENNESSEE.

WATCH FOR MORE INFORMATION TO HELP YOU DURING THE TRANSITION.

Forward-looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and Capital Bank, and many of which, with respect to future business decisions and actions, are subject to change. Examples of uncertainties and contingencies include, among other important factors: global, general, and local economic and business conditions; expectations of and actual timing and amount of interest rate movements; market and monetary fluctuations; inflation or deflation; customer, investor, competitor, regulatory, and legislative responses to any or all of these conditions; demand for First Horizon’s and Capital Bank’s product offerings; the actions of regulators and agencies, including in connection with the regulatory approval process associated with the merger; pending, threatened, or possible future regulatory, administrative, and judicial outcomes, actions, and proceedings; changes in laws and regulations applicable to First Horizon and Capital Bank; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all; the possibility that the transaction may be more expensive to complete than anticipated, diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships; First Horizon’s and Capital Bank’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of First Horizon and Capital Bank.

Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2016, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, www.firsthorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC, and in Capital Bank’s Annual Report on Form 10-K for the year ended December 31, 2016, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of Capital Bank’s website, www.CapitalBank-US.com, under the heading “Financials & Filings” and in other documents Capital Bank files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of First Horizon and Capital Bank and a Prospectus of First Horizon, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving First Horizon and Capital Bank will be submitted to First Horizon’s shareholders and Capital Bank’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF FIRST HORIZON AND STOCKHOLDERS OF CAPITAL BANK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about First Horizon and Capital Bank, without charge, at the SEC’s website (www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A. Billings Jr., First Horizon National Corporation, 165 Madison, 8th Floor, Memphis, TN 38103, telephone (901) 523-5679, or Kenneth A. Posner, Capital Bank Financial Corp, 1345 Avenue of the Americas, Suite 2-087, New York, NY 10105, telephone (212) 399-4020.

Participants in the Solicitation

First Horizon, Capital Bank and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 13, 2017, and certain of its Current Reports on Form 8-K. Information regarding Capital Bank’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 28, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

©2017 First Tennessee Bank National Association. Member FDIC. www.firsttennessee.com